SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 6)(1)

                              HATHAWAY CORPORATION
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                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

                                   419011101
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                                 (CUSIP Number)

                        Noah Klarish & Associates, P.C.
                        1 World Trade Center, 85th Floor
                        New York, NY 10048 - (212) 488-1111
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               February 24, 2000
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             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

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      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 419011101               SCHEDULE 13D                 Page 2 of 6 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Ira Albert
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      PF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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                  7     SOLE VOTING POWER

                        221,300 (includes 190,800 shares held by Albert
                        Investments Associates, L.P.)
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               440,400 shares including 190,800 shares held by Albert
    WITH                Investments Associates, L.P. and 219,100 shares held by
                        various accounts over which Mr. Albert has discretionary
                        authority
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        219,100 shares held by various accounts over which Mr. Albert has discretionary authority
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      440,400
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.3%
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14    TYPE OF REPORTING PERSON*

      IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

            This statement relates to the Common Stock, no par value per share (the "Common Stock"), of Hathaway Corporation, a Colorado corporation (the "Issuer"). The Issuer maintains its principal executive office at 8228 Park Meadows Drive, Littleton, Colorado 80124.

Item 2. Identity and Background.

            (a) This statement is filed by (i) Ira Albert, an individual, with respect to shares of the Issuer's Common Stock held by him and with respect to shares of the Issuer's Common Stock held in investment accounts over which Mr. Albert has discretionary authority, and (ii) Albert Investment Associates, L.P., a Delaware limited partnership (the "Albert Partnership") with respect to shares of the Issuer's Common Stock held by it. Ira Albert and the Albert Partnership shall sometimes be collectively referred to herein as the "Reporting Person."

            (b) The Reporting Person filed an initial Schedule 13D for an event of June 20, 1996 (the "Initial Schedule"), filed Amendment No. 1 to Schedule 13D for an event of November 11, 1996, filed Amendment No. 2 to Schedule 13D for an event of January 15, 1997, filed Amendment No. 3 to Schedule 13D for an event of June 18, 1997, filed Amendment No. 4 for an event of March 26, 1998 and filed Amendment No. 5 for an event of August 19, 2000 (collectively the "Amendments"). Except to the extent set forth in this Amendment, the information in the Initial Schedule and the Amendments remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

            Ira Albert directly owns 30,500 shares of the Issuer's Common Stock for which he paid $73,000.87. Mr. Albert obtained the funds from his personal funds. Mr. Albert has discretionary authority over accounts which own 219,100 shares of the Issuer's Common Stock for which such accounts paid a total of $581,848.51 from the personal funds of the beneficial owners of such accounts. The Albert Partnership directly owns 190,800 shares of the Issuer's Common Stock for which it paid $583,464.85 from its working capital.

Item 5. Interest in Securities of the Issuer.

            (a) The number of shares of the Issuer's Common Stock and the percentage of the outstanding shares (based upon 4,283,000 shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended December 31, 1999) directly beneficially owned by each Reporting Person is as follows:

                                                        Percentage of
Name                               Number of Shares   Outstanding Shares
----                               ----------------   ------------------
Ira Albert                                30,500              .7%
Albert Partnership                       190,800             4.5%
Albert discretionary accounts            219,100             5.1%

            (b) Mr. Albert has sole power to vote 221,300 shares of the Issuer's Common Stock and has sole power to dispose or to direct the disposition of 440,400 shares of the Issuer's Common Stock.

            (c)   See Appendix I annexed hereto.

                                   Signatures

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 24, 2000

                                   /s/ Ira Albert
                                   -------------------------------------------
                                   Ira Albert


                                   ALBERT INVESTMENT ASSOCIATES, L.P.
                             By:   ALBERT INVESTMENT STRATEGIES, INC.


                             By:   /s/ Ira Albert
                                   -------------------------------------------
                                   Ira Albert, President

                                                                      APPENDIX 1

                      TRANSACTIONS IN HATHAWAY CORPORATION
                             COMMON STOCK WITHIN THE
                                  PAST 60 DAYS


            All transactions were open market sales and the commissions are included in the price of the shares.

1.  Albert Investment Associates, L.P.


                No. of
    Trade       Shares      Price Per    Proceeds of
    Date         Sold         Share         Sales
    ----         ----         -----         -----
   2/18/00      10,000        $8.63      $86,047.09
   2/18/00       4,000         8.65       34,840.00
   2/23/00       4,300         9.24       39,818.00
   2/23/00       3,000         9.63       29,059.75
   2/24/00       5,500         9.66       53,107.25
   2/24/00       5,000         9.00       45,154.75
   2/24/00       8,000         8.88       71,249.50
   2/24/00       2,400         8.75       21,076.75
   2/24/00       5,000         8.81       44,217.25
                 =====                    =========
                47,200                  $424,570.34

2.  Ira Albert

                No. of
    Trade       Shares      Price Per    Proceeds of
    Date         Sold         Share         Sales
    ----         ----         -----         -----
   2/24/00       2,000        $8.88        $17,810.00

3.  Discretionary Accounts

                No. of
    Trade       Shares      Price Per      Proceeds of
    Date         Sold         Share           Sales
    ----         ----         -----           -----
   2/22/00      10,000        $9.48        $94,750.00
   2/23/00       5,500         9.41         51,844.38
   2/23/00       3,600         9.28         33,400.08
                ======                     ===========
                19,100                    $179,994.38


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